Exhibit 99.1

Sequans Communications Announces Fourth Quarter and Full Year 2013 Financial Results

PARIS--(BUSINESS WIRE)--February 6, 2014--4G chipmaker Sequans Communications S.A. (NYSE:SQNS) today announced financial results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter 2013 Highlights:

Revenue: Revenue of $5.0 million increased 23% compared to the third quarter of 2013, primarily due to an increase in license and other revenue. Revenue increased 60% compared to the fourth quarter of 2012 as revenues from LTE business began to ramp in the second half of 2013.

Gross margin: Gross margin was 43.8% compared to gross margin of 25.1% in the third quarter of 2013 and 9.4% in the fourth quarter of 2012, due to a revenue mix with more weight on license and other revenue, as well as improvement in product gross margin.

Operating loss: Operating loss was $8.5 million compared to an operating loss of $8.8 million in the third quarter of 2013 and an operating loss of $9.8 million in the fourth quarter of 2012.

Net loss: Net loss was $8.3 million, or ($0.17) per diluted share/ADS, compared to a net loss of $8.8 million, or ($0.20) per diluted share/ADS in the third quarter of 2013 and a net loss of $9.9 million, or ($0.29) per diluted share/ADS in the fourth quarter of 2012. The net loss per diluted share/ADS in the fourth quarter of 2013 reflects the impact of the issuance of 14.4 million shares during the quarter.

Non-IFRS Net loss: Excluding stock-based compensation, non-IFRS net loss was $7.6 million, or ($0.15) per diluted share/ADS, compared to a non-IFRS net loss of $8.3 million, or ($0.19) per diluted share/ADS in the third quarter of 2013, and a non-IFRS net loss of $9.7 million, or ($0.28) per diluted share/ADS, in the fourth quarter of 2012.

In millions of US$ except percentages,	Key Metrics
shares and per share amounts	Q4 2013	%*	Q3 2013	%*	Q4 2012	%*	Full year 2013	%*	Full year 2012	%*
Revenue	$5.0		$4.1		$3.1		$13.7		$22.3
Gross profit	2.2	43.8%	1.0	25.1%	0.3	9.4%	4.9	35.7%	10.3	46.3%
Operating loss	(8.5)	(169.7%)	(8.8)	(215.5%)	(9.8)	(313.5%)	(35.7)	-260.5%	(32.7)	-147.0%
Net loss	(8.3)	(166.7%)	(8.8)	(215.4%)	(9.9)	(316.0%)	(35.6)	-259.5%	(33.0)	-148.2%
Diluted EPS	($0.17)		($0.20)		($0.29)		($0.78)		($0.95)
Weighted average number of diluted shares/ADS	50,296,313		44,683,839		34,683,839		45,456,367		34,680,227
Cash flow used in operations	(0.3)		(9.5)		(6.8)		(24.3)		(22.8)
Cash and cash equivalents at quarter-end	37.2		15.0		28.8		37.2		28.8

Additional information:
Stock-based compensation included in operating result	0.7		0.5		0.2		2.2		3.2
Non-IFRS diluted EPS (excludes stock-based compensation)	($0.15)		($0.19)		($0.28)		($0.74)		($0.86)

* Percentage of revenue

Full Year 2013 Highlights:

Revenue of $13.7 million in 2013 decreased 38% from 2012 due to lower sales in the WiMax market partially offset by increasing sales in the LTE market beginning in the second half of 2013. Gross margin declined to 35.7% in 2013 compared to 46.3% in 2012, primarily due to lower absorption of fixed costs resulting from decreased product revenue and the introduction of modules with lower margin percentages than chips during the second half of 2013, partially offset by higher license and other revenue in 2013 which generate higher gross margin percentages.

Operating loss was $35.7 million in 2013 compared to an operating loss of $32.7 million in 2012, while the net loss was $35.6 million ($0.78 loss per diluted share/ADS) in 2013 compared to a net loss of $33.0 million ($0.95 loss per diluted share/ADS) in 2012. Excluding stock-based compensation, non-IFRS net loss was $33.4 million, or $(0.74) per diluted share/ADS in 2013, compared to a non-IFRS net loss of $29.8 million, or $(0.86) per diluted share/ADS in 2012.

“We continue to make progress with our execution,” said Georges Karam, Sequans CEO. “The success of our module strategy is apparent through several design wins in the tablet/notebook category during Q4, and our initial modules for M2M applications have spawned interest among many potential M2M customers in the U.S. We also added new design wins for home and portable routers in Q4, and our leadership in advanced technology was evidenced by several highly-successful trials and demonstrations during the quarter. We are entering 2014 with strong momentum from a diverse group of customers, devices, and operators, which we expect to continue to expand during the year.”

Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the first quarter of 2014 to be in the range of $4.5 to $5.5 million, with non-IFRS gross margin of at least 40%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.12) and ($0.14) for the first quarter of 2014, based on approximately 59.1 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes primarily the impact of stock based compensation.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the fourth quarter of 2013 today, February 6, 2014, at 8:00 a.m. EST/14:00 CET. To participate in the live call, analysts and investors should dial 800-230-1074 (or +1 612-332-0226 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until March 6, 2014, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 313949.

Forward-Looking Statements

This press release may contain projections or other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications S.A. (NYSE:SQNS) is a 4G chipmaker, supplying LTE and WiMAX chips to original equipment manufacturers and original design manufacturers worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans chips are operating in 4G networks of leading mobile operators around the world. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans.

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31,	Sept 30,	Dec 31,
	2013	2013	2012

Revenue :
Product revenue	3,971	3,842	2,844
Other revenue	1,023	227	286
Total revenue	4,994	4,069	3,130
Cost of revenue
Cost of product revenue	2,996	3,026	2,793
Cost of other revenue	(187)	21	44
Total cost of revenue	2,809	3,047	2,837
Gross profit	2,185	1,022	293
Operating expenses :
Research and development	7,256	7,339	7,251
Sales and marketing	1,074	1,101	853
General and administrative	2,330	1,350	2,003
Total operating expenses	10,660	9,790	10,107
Operating loss	(8,475)	(8,768)	(9,814)
Financial income (expense):
Interest income, net	2	3	38
Foreign exchange gain (loss)	149	52	(45)
Loss before income taxes	(8,324)	(8,713)	(9,821)
Income tax expense	1	53	70
Loss	(8,325)	(8,766)	(9,891)
Attributable to :
Shareholders of the parent	(8,325)	(8,766)	(9,891)
Minority interests	-	-	-
Basic loss per share	($0.17)	($0.20)	($0.29)
Diluted loss per share	($0.17)	($0.20)	($0.29)
Weighted average number of shares used for computing:
— Basic	50,296,313	44,683,839	34,683,839
— Diluted	50,296,313	44,683,839	34,683,839

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(in thousands of US$, except share and per share amounts)	2013	2012

Revenue :
Product revenue	10,708	19,600
Other revenue	3,004	2,654
Total revenue	13,712	22,254
Cost of revenue
Cost of product revenue	8,616	11,781
Cost of other revenue	205	176
Total cost of revenue	8,821	11,957
Gross profit	4,891	10,297
Operating expenses :
Research and development	28,357	28,365
Sales and marketing	4,449	6,562
General and administrative	7,799	8,093
Total operating expenses	40,605	43,020
Operating loss	(35,714)	(32,723)
Financial income (expense):
Interest income, net	34	137
Foreign exchange gain (loss)	236	(158)
Loss before income taxes	(35,444)	(32,744)
Income tax expense (benefit)	142	234
Loss	(35,586)	(32,978)
Attributable to :
Shareholders of the parent	(35,586)	(32,978)
Minority interests	-	-
Basic loss per share	($0.78)	($0.95)
Diluted loss per share	($0.78)	($0.95)
Weighted average number of shares used for computing:
— Basic	45,456,367	34,680,227
— Diluted	45,456,367	34,680,227

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At December 31,
(in thousands of US$)	2013	2012

ASSETS
Non-current assets
Property, plant and equipment	6,618	9,187
Intangible assets	4,683	4,184
Deposits and other receivables	471	458
Available for sale assets	1,098	931
Research tax credit receivable	-	4,103
Total non-current assets	12,870	18,863
Current assets
Inventories	6,582	7,443
Trade receivables	5,486	5,529
Prepaid expenses and other receivables	2,832	3,074
Recoverable value added tax	508	415
Research tax credit receivable	8,006	4,327
Cash and cash equivalents	37,244	28,751
Total current assets	60,658	49,539
Total assets	73,528	68,402

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 59,129,639 shares authorized, issued and outstanding at December 31, 2013 (34,683,839 at December 31, 2012)	1,567	912
Share premium	165,785	129,309
Other capital reserves	14,721	12,556
Accumulated deficit	(123,255)	(87,669)
Other components of equity	111	363
Total equity	58,929	55,471
Non-current liabilities
Government grant advances and interest-free loans	604	287
Finance lease obligations	240	236
Provisions	460	369
Deferred tax liabilities	37	85
Total non-current liabilities	1,341	977
Current liabilities
Trade payables	7,252	6,038
Government grant advances and interest-free loans	435	515
Finance lease obligations	261	129
Other current liabilities	4,384	4,133
Deferred revenue	343	609
Provisions	583	530
Total current liabilities	13,258	11,954
Total equity and liabilities	73,528	68,402

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in thousands of US$)	2013	2012

Operating activities
Loss before income taxes	(35,444)	(32,744)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Amortization and impairment of property, plant and equipment	4,514	4,442
Amortization and impairment of intangible assets	1,822	1,758
Share-based payment expense	2,165	3,189
Increase (decrease) in provisions	144	565
Financial income	(34)	(137)
Foreign exchange loss (gain)	17	(83)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	462	3,925
Decrease (Increase) in inventories	861	4,217
Decrease (Increase) in research tax credit receivable	424	(4,007)
Increase (Decrease) in trade payables and other liabilities	1,272	(3,317)
Increase (Decrease) in deferred revenue	(266)	(260)
Increase (Decrease) in government grant advances	(33)	(292)
Income tax paid	(249)	(104)
Net cash flow used in operating activities	(24,345)	(22,848)

Investing activities
Purchase of intangible assets and property, plant and equipment	(3,919)	(5,571)
Purchase of financial assets	(180)	(181)
Net cash flow used in investments activities	(4,099)	(5,752)

Financing activities
Public offering proceeds, net of costs	37,131	-
Proceeds from exercise of stock options and founders' warrants	-	26
Proceeds from borrowings and finance lease liabilities	-	-
Repayment of borrowings and finance lease liabilities	(231)	(40)
Interest received (paid)	34	136
Net cash flows from financing activities	36,934	122

Net increase (decrease) in cash and cash equivalents	8,490	(28,478)
Net foreign exchange difference	3	9
Cash and cash equivalent at January 1	28,751	57,220
Cash and cash equivalents at end of the period	37,244	28,751

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31,	Sept 30,	Dec 31,
	2013	2013	2012
Net IFRS loss as reported	(8,325)	(8,766)	(9,891)
Add back
Stock-based compensation expense according to IFRS 2	687	427	222
Non-IFRS loss adjusted	(7,638)	(8,339)	(9,669)

IFRS basic loss per share as reported	($0.17)	($0.20)	($0.29)
Add back
Stock-based compensation expense according to IFRS 2	$0.02	$0.01	$0.01
Non-IFRS basic loss per share	($0.15)	($0.19)	($0.28)
IFRS diluted loss per share	($0.17)	($0.20)	($0.29)
Add back
Stock-based compensation expense according to IFRS 2	$0.02	$0.01	$0.01
Non-IFRS diluted loss per share	($0.15)	($0.19)	($0.28)

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Year ended December 31,
	2013	2012
Net IFRS loss as reported	(35,586)	(32,978)
Add back
Stock-based compensation expense according to IFRS 2	2,164	3,189
Non-IFRS loss adjusted	(33,422)	(29,789)

IFRS basic loss per share as reported	($0.78)	($0.95)
Add back
Stock-based compensation expense according to IFRS 2	$0.04	$0.09
Non-IFRS basic loss per share	($0.74)	($0.86)
IFRS diluted loss per share	($0.78)	($0.95)
Add back
Stock-based compensation expense according to IFRS 2	$0.04	$0.09
Non-IFRS diluted loss per share	($0.74)	($0.86)

CONTACT:
Sequans Communications S.A.
Media Relations:
Kimberly Tassin, +1-425-736-0569
Kimberly@sequans.com
or
Investor Relations:
Claudia Gatlin, +1-212-830-9080
Claudia@sequans.com